United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.1)

Actrade Financial Technologies Ltd.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

00507P102
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 00507P102

1.	NAME OF REPORTING PERSON
Oak Ridge Investments LLC
IRS IDENTIFICATION NO. OF ABOVE PERSON
36-4142388
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER
20,000
6.	SHARED VOTING POWER
0
7.	SOLE DISPOSITIVE POWER
619,748
8.	SHARED DISPOSITIVE POWER
0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
619,748
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%
12.	TYPE OF REPORTING PERSON
IA

Schedule 13G

CUSIP No. 00507P102

ITEM 1(a).	NAME OF ISSUER
Actrade Financial Technologies Ltd.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
7 Penn Plaza Suite 422 New York, New York 10001 USA
ITEM 2(a).	NAME OF PERSON FILING
Oak Ridge Investments LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF THE PERSON SPECIFIED IN 2(A) ABOVE:
10 South LaSalle Street Suite 1050 Chicago, Illinois 60603
ITEM 2(c).	CITIZENSHIP
Delaware limited liability company
ITEM 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $0.0001 par value
ITEM 2(e).	CUSIP NUMBER
00507P102
ITEM 3.	If this statement is filed pursuant to Sections 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e) [X]*	An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings association defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company;
	(j) [ ]	Group, in accordance with Section 13d-1(b)(1)(ii)(J).
* Oak Ridge Investments LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
ITEM 4.	OWNERSHIP
Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

Oak Ridge Investments LLC has been granted discretionary authority over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Oak Ridge Investments LLC may be revoked in whole or in part at any time.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
N/A
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

1) Oak Ridge Investments LLC does not serve as custodian of the assets of any of its clients; accordingly, only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the clients for which Oak Ridge Investments LLC serves as investment adviser. Any and all discretionary authority which has been delegated to Oak Ridge Investments LLC may be revoked in whole or in part at any time.

Not more than 5% of the class of such securities is owned by any one of such clients subject to the advice of Oak Ridge Investments LLC or its affiliates.

2) With respect to securities owned by any one of the series of Oak Ridge Funds, Inc., only U.S. Bancorp, n.a., as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
N/A
ITEM 10.	CERTIFICATION

By signing below the undersigned hereby (i) certifies that, to the best of the undersigned's knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect and (ii) declares and affirms that the filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Oak Ridge Investments LLC, for its own account).

SIGNATURE.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 5th day of February, 2002.

/s/ Samuel Wegbreit Samuel Wegbreit Managing Member, Oak Ridge Investments LLC